N E W S   R E L E A S E

TALISMAN ENERGY INC. CONFERENCE CALL

CALGARY, Alberta – April 25, 2006 – Talisman Energy Inc. has scheduled a telephone conference call for investors and analysts on Wednesday, May 10, 2006 at 11:00 a.m. MDT (1:00 p.m. EDT) to discuss Talisman’s first quarter results. Participants will include Dr. Jim Buckee, President and Chief Executive Officer and members of senior management. Talisman expects to release its first quarter results at its Annual Meeting of Shareholders the morning of May 9.

To participate in the conference call, please contact the Talisman Energy Conference Operator at 10:50 a.m. MDT (12:50 p.m. EDT), 10 minutes prior to the conference call.

Conference Operator Dial in Numbers:

1-800-814-4857 (North America) or

1-416-640-1907 (Local Toronto & International)

A replay of the conference call will be available at approximately 1:00 p.m. MDT on Wednesday, May 10, 2006 until 11:59 p.m. Wednesday, May 17, 2006. If you wish to access this replay, please call:

1-877-289-8525 (North America) passcode 21184937# or

1-416-640-1917 (Local Toronto & International) passcode 21184937#

Live Internet Audio Broadcast

The conference call will also be broadcast live on the internet and can be accessed by going to the Talisman website (www.talisman-energy.com) and following the links from the home page. Alternatively, you can point your browser to http://remotecontrol.jetstreammedia.com/12287.

Talisman Energy Inc. is a large, independent upstream oil and gas company headquartered in Calgary, Alberta, Canada.  Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman’s subsidiaries are also active in a number of other international areas, including Colombia, Gabon, Peru, Romania and Qatar.  Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner and is a participant in the United Nations Global Compact, a voluntary initiative that brings together companies, governments, civil society and other groups to advance human rights, labour and environmental principles. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate & Investor Communications

Phone:

403-237-1196  Fax:  403-237-1210

E-mail:

tlm@talisman-energy.com

09-06